SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NAUTILUS MARINE ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, $0.0001 par value
(Title of Class of Securities)

Y655E101
(CUSIP Number of Class of Securities)

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
Tel: (212) 370-1300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 (fax)

 CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$41,786,730	$4,788.76

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,137,300 common stock of Nautilus Marine Acquisition Corp., par value $0.0001, at the tender offer price of $10.10 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,789	Filing Party: Nautilus Marine Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: December 7, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 6 TO
SCHEDULE TO

Nautilus Marine Acquisition Corp., a Marshall Islands corporation (“Nautilus” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 7, 2012 (together with all amendments and supplements thereto, the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 6, relates to the offer by the Company’s offer to purchase for cash up to 4,137,300 shares of its common stock, par value $0.0001 (“Common Shares”), at a price of $10.10 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $41,786,730.  The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated February 4, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(F) to the Schedule TO and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(G) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).  The Offer expires at 5:00 p.m., New York City time, on Wednesday, February 13, 2013, unless the Offer is further extended or earlier terminated.

Except as otherwise set forth below, the information included in the Schedule TO, as further amended and supplemented by this Amendment No. 6, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 6.  This Amendment No. 6 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, and 11.

1. The first sentence of the first paragraph on page 12 of the Offer to Purchase beginning “As of February 1, 2013, 3,830,114 Common Shares . . . have been tendered to the Depositary” , is hereby deleted and replaced with the following:

“As of February 8, 2013, 2,769,623 Common Shares, representing approximately 66.9% of the Common Shares we are offering to purchase, and 57.7% of the Common Shares sold in our IPO, have been tendered to the Depositary.”

2. The question and answer captioned “Will the Common Shares be listed on a stock exchange following the Acquisition?” beginning on page 16 of the Offer to Purchase is hereby amended and restated as follows:

“Will the Common Shares be listed on a stock exchange following the Acquisition?

Our Common Shares are currently listed on Nasdaq, but there is a possibility that the Common Shares will be subject to delisting after conclusion of the Offer.  We commenced this Offer pursuant to our Articles of Incorporation to provide our shareholders with an opportunity to redeem their Common Shares in connection with our initial business transaction, and not for the purpose of causing our Common Shares to be listed or delisted from Nasdaq.  However, we desire that our securities continue to be listed on Nasdaq subsequent to the consummation of the Acquisition.

On December 7, 2012, we provided Nasdaq with a share range analysis of our Common Shares based on a record date of November 21, 2012, indicating that as of such date there were 172 public holders of our Common Shares.  Nasdaq’s continued listing standards require us to maintain a minimum of 300 public holders.

On December 7, 2012, we commenced this Offer, in which we are offering to purchase Common Shares from our existing holders.  The completion of this Offer may further reduce the number of our public holders below 172, which is likely to have our Common Shares be subject to delisting proceedings by Nasdaq following the consummation of the Acquisition for failure to maintain 300 public holders.

On January 11, 2013, we received a letter from Nasdaq, which stated a determination by Nasdaq that we are not in compliance with Nasdaq’s continued listing requirement to maintain a minimum of 300 public holders under Nasdaq Rule 5550(a)(3). However, based on a review by the Nasdaq staff of information submitted by us relating to the Acquisition, the Nasdaq staff granted us an extension of time, until February 15, 2013, to complete such Acquisition and to demonstrate compliance with all the requirements for initial listing, and in particular the requirement to maintain a minimum of 300 public holders, following the business combination as described in Listing Rule IM-5101-2. To our knowledge, the only initial listing requirement that we may not be in compliance with upon the closing of the Acquisition is the requirement to maintain a minimum of 300 public holders.

Therefore, there is a risk that we may consummate the Acquisition with less than 300 public holders upon completion of the Offer, based upon the number of holders tendering their Common Shares in the Offer. This would not be in compliance with Nasdaq’s applicable listing standards.  In such an event, we believe Nadsaq would promptly commence delisiting proceedings against the Company, for which the Company would have rights of appeal and an opportunity to remedy the deficiency.  Our intention would be to fully avail ourselves of all rights of appeal and remedy, and we believe following the Offer and the Acquisition that we be able to implement strategies to broaden our shareholder base and attain compliance with the 300 public holder requirement within applicable appeal periods.  However, we may not be able to remedy such deficiency or maintain such Nasdaq listing.

If we fail to meet all applicable Nasdaq requirements and Nasdaq ultimately delists our securities from trading on its exchange, we expect our securities would be quoted on the Over-The-Counter Bulletin Board (“OTCBB”), OTCQB Market or the OTC Pink Market (the so called “pink sheets”).  If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●
a determination that our Common Shares are “penny stock” which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Furthermore, The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Common Shares and Warrants are listed on Nasdaq, they are covered securities for the purpose of NSMIA. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.”  See “Risk Factors — Risks Related to the Offer” and “— Risks Related to Nautilus”.

Presently, we are unable to accurately estimate whether we will be able to satisfy the requirement to maintain 300 public holders by February 15, 2013, or by the end of any appeals process with Nasdaq regarding the delisiting of our Common Shares.  As of February 8, 2013, 2,796,623 Common Shares, representing approximately 66.9% of the Common Shares we are offering to purchase, have been tendered to the Depositary.  However, based upon discussions with our Information Agent, this information does not enable us today to accurately determine the projected number of our public holders upon completion of this Offer for two primary reasons. First, we are advised that number of shares tendered is constantly fluctuating, and does not exactly tie to the number of holders tendering their shares.  In addition, it is projected that significant activity will occur on the last afternoon of the last day of the Offer, which may include additional tenders and tender withdrawals.  We are also advised that many banks and brokers refrain from submitting actual shares for tender until the last moment in a tender offer.  If holders tender their entirety of their Common Shares on the Expiration Date, it would reduce the likelihood that we would have 300 public holders on February 15, 2013.   Second, we are advised that with respect to shares moving to the contra- CUSIP (Contra-CUSIPS are CUSIPS distinct from our primary CUSIPS and are used to indicate a tendered position) our Information Agent is unable to determine if such shares represents one account or multiple accounts, as such information is not included in the tender offer system.  Finally, our Information Agent has advised us that only after the Offer has been completed would we be in a position to request a new share range analysis report that would show an accurate holder count.  Therefore, we are unable to provide a “best estimate” of a number of projected holders upon consummation of the Acquisition (giving effect to the projected tenders), as we are unable to obtain all relevant data required to form such estimate.”

3. The information set forth in the section titled “Background of the Transaction” is hereby supplemented by adding the following as the fourth through seventh sentences on page 61 of the Offer to Purchase immediately following the sentence “The comparable public companies . . . operate offshore support vessels.”:

“The compilation of the universe of companies utilized for the analysis did not distinguish in terms of size and was intended to represent a wide range of companies of various sizes that operate in the offshore sector with a focus on offshore support vessels. We believe that since no two companies can be identical, it is appropriate that the universe includes both larger and smaller enterprise value companies. We believe that if we selectively chose to limit the size of the universe in terms of enterprise value we may be unfairly showcasing the sector in which we operate. In its analysis, the board did not use any methodology to compensate for the difference in size of the companies in the peer group.”

4. The information set forth in the section titled “Background of the Transaction” is hereby supplement by adding the following as the ninth through thirteenth sentences on page 61 of the Offer to Purchase, immediately following the sentence “Enterprise values for these companies . . . available financial information.”:

“The inputs for calculating Total Enterprise Value, a widely known corporate finance metric calculated as Market Capitalization + Total Debt + Preferred Stock + Minority Interest - Cash & Short Term Investments, for each of the comparable companies were obtained from S&P CapitalIQ. We believe that Total Enterprise Value on its own does not represent an appropriate relative valuation metric. The comparison was carried out between our EV/EBITDA versus the peer groups' EV/EBITDA. As such, we believe that utilizing the EV/EBITDA metric (all obtained  from S&P CapitalIQ) more clearly reflects Nautilus’s valuation to its peer group on a relative basis using widely accepted corporate finance and valuation methodologies utilized for similar types of transactions in the public markets.  Although these comparisons were made utilizing Nautilus’s pro forma financial information and Total Enterprise Value, each of which is based on actual transaction data, against the peer group’s Total Enterprise Value, which is largely determined by the market and generally not based upon data derived from transaction value, we believe these metrics, as used, represent the best approximations available on which to base a comparison. Management believes that its approach is reasonable, based on its understanding that acquisitions of public companies generally occur at a premium to such company’s Total Enterprise Value.”

5. The information set forth in the section titled “Sources of Debt Financing for the PSVs and OSRVs” is hereby supplemented by adding the following subsequent to the conclusion of the discussion of the “Working Capital Facility” on the bottom of page 74 of the Offer to Purchase:

“Bridge Facilities

In order to finance the purchase of oil recovery equipment that will be installed on the vessels Vega Juniz and the Vega Emtoli, Mezzanine Financing has extended to Assetplus two bridge loans.   The first bridge loan, in the principal amount of $3,935,000, offered with an original issue discount providing the Borrower with a net funding amount of $3,835,000, was extended pursuant to a Loan Agreement dated as of February 5, 2013 between Mezzanine Financing and Assetplus. Upon the installation of such equipment and the issuance of a certificate by ABS evidencing that the Vega Juniz has been classed as an “Oil Recovery Vessel,” DVB Merchant Bank Asia will refinance this bridge loan with a loan under the Senior Debt Facility.  The first bridge loan must be repaid upon the earlier of March 15, 2013 and the date upon which the classification certificate described above has been issued.

The second bridge loan, in the principal amount of $2,870,000, offered with an Original Issue Discount providing the Borrower with a net funding amount of $2,800,000, was extended pursuant to a Loan Agreement dated as of February 5, 2013 between Mezzanine Financing and Assetplus.  Upon the installation of the applicable equipment and the issuance of a certificate by ABS evidencing that the Vega Emtoli has been classed as an “Oil Recovery Vessel,” DVB Merchant Bank Asia will refinance this bridge loan with a loan under the Senior Debt Facility.  The second bridge loan must be repaid upon the earlier of March 31, 2013 and the date upon which the classification certificate described above has been issued.

The purpose of the bridge loans is to provide temporary funding until the long-term funding under the Senior Debt Facility becomes available.  As a result, the bridge loans will not result in any increase in the long-term debt of Assetplus in excess of what had previously been anticipated by the Company and Assetplus to be incurred under the Senior Debt Facility.”

Item 10.	Financial Statements.

(a) Financial Information.

1.  The label “As of October 31, 2011” for the balance sheet data in the right column of the “Selected Historical Financial Information” on page 47 of the Offer to Purchase is hereby revised to correct a typographical error and to read “As of October 31, 2012”.

(b) Pro Forma Information.

1. The “Unaudited Condensed Consolidated Pro Forma Balance Sheet as of October 31, 2012” appearing on each of pages 146 and 147 of the Offer to Purchase of the section titled “Unaudited Pro Forma Condensed Consolidated Financial Information” is hereby amended solely by the amendment and restatement of the line items for each of: (i) “Current Portions of Long Term Debt”, (ii) “TOTAL CURRENT LIABILITIES” and (iii) “Long Term Debt, net of current portion”.

In particular, the  line item “Current Portions of Long Term Debt” is amended by restating the number under each of the columns labeled “Pro Forma Adjustments as a result of the Acquisition Transaction”; “Pro Forma Consolidated as a result of the Acquisition Transaction”; “Pro Forma Consolidated (Assuming Maximum Allowable Tender of Common Shares)” and “Pro Forma Consolidated (Assuming No Tender of Common Shares)” to read  “7,822,000”.

The line item “TOTAL CURRENT LIABILITIES” is amended by restating the number under each the columns labeled: (a) “Pro Forma Adjustments as a result of the Acquisition Transaction” to read “9,735,642”; (b) “Pro Forma Consolidated as a result of the Acquisition Transaction” ,“Pro Forma Consolidated (Assuming Maximum Allowable Tender of Common Shares)” and “Pro Forma Consolidated (Assuming No Tender of Common Shares)” to read “17,933,671".

The line item “Long Term Debt, net of current portion” is amended by restating the number under each of the columns labeled “Pro Forma Adjustments as a result of the Acquisition Transaction”, “Pro Forma Consolidated as a result of the Acquisition Transaction”; “Pro Forma Consolidated (Assuming Maximum Allowable Tender of Common Shares)” and “Pro Forma Consolidated (Assuming No Tender of Common Shares)” to read  “41,598,000”.

No other tabular pro forma information has been amended.  For ease of reference and context, the Company has restated the “Liabilities” section of the “Unaudited Condensed Consolidated Pro Forma Balance Sheet as of October 31, 2012” appearing on pages 146 and 147 of the Offer to Purchase as follows:

Liabilities
Trade accounts payable	91,717	$6,026,456	$—		$6,118,173	$—	$6,118,173
Accrued liabilities	—	1,270,676	2,304,000	4	3,574,676	—	3,574,676
Convertible debt, officers	120,000	—	—		120,000	—	120,000
Due to related parties	19,180	90,000	—		109,180	—	109,180
Deferred underwriting compensation	480,000	—	(480,000)	5	—	—	—
Derivative financial instruments	—	—	189,642	7	189,642	—	189,642
Accrued legal fees	100,000	—	(100,000)	6	—	—	—
Current portion of Long term Debt	—	—	7,822,000	8	7,822,000	—	7,822,000
TOTAL CURRENT LIABILITIES	810,897	7,387,132	9,735,642		17,933,671	—	17,933,671
NON-CURRENT LIABILITIES
Long Term Debt, net of current portion	—	—	41,598,000	8	41,598,000	—	41,598,000
Other non-current liabilities	—	6,227,906	—		6,227,906	—	6,227,906
TOTAL LIABILITIES	810,897	13,615,038	51,333,642		65,759,577	—	65,759,577

2. Footnote (9) of “Note 4—Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments” to the Unaudited Condensed Consolidated Pro Forma financials on beginning on page 151 of the Offer to Purchase is herby amended and restated as follows:

“(9) Represents the fair value of the 594,059 redeemable shares at $11.35 each (the Put Shares) which will be issued to Mezzanine Financing, upon the consummation of the Acquisition, in full satisfaction of the $5,000,000 in loan proceeds drawn down by Assetplus on November 19, 2012 pursuant to the Working Capital Facility agreement dated as of November 16, 2012, by and between Assetplus and Mezzanine Financing,  in effect of the business combination between Nautilus and Assetplus. These 594,059 redeemable shares are presented as temporary equity in accordance with guidance provided by ASC 480-10-S99 for such type of instruments. The Company has considered the guidance provided by ASC 815-10-15-5 and ASC 815-10-15-83 and determined that there are no derivative financial instruments embedded to these shares, which would be accounted for separately.”

3. Footnote (3) of “Note 5— Unaudited Condensed Consolidated Pro Forma Statement of Operations Adjustments” to the Unaudited Condensed Consolidated Pro Forma financials beginning on page 154 of the Offer to Purchase is herby amended and restated as follows:

“(3) Reflects the estimated interest expense of the Senior Debt Facility and the Mezzanine Facility.

The calculation of the interest expense of the Senior Debt Facility assumes an actual 3 month LIBOR of 0.3105%, plus a 4% margin, on an outstanding amount of $38,220,000, amortizing by $955,500 on a quarterly basis, as the scheduled quarterly installments are paid.

The calculation of the interest expense of the Mezzanine Facility assumes  10% interest rate  on an outstanding  amount of $16,800,000, less the partial repayment of $2,800,000 upon the consummation of the Acquisition, and an additional repayment of $4,000,000, 90 days following the consummation of the Acquisition, in accordance with the terms of the Mezzanine Facility. No other scheduled  loan installments exist for the period

In addition, the pro forma adjustment in finance costs includes the non-cash amortization of the original issue discount of the Mezzanine Facility. The original issue discount of the Mezzanine Facility amounts to $2,800,000. Furthermore the pro forma adjustment in finance costs includes the amortization of  the deferred finance costs. These deferred finance costs amount to $1,003,000 and $420,000 for the Senior Debt Facility and the Mezzanine Facility, respectively. The amortization of the original issue discount and the deferred finance costs isbased on the effective interest rate method over the term of the respective facilities. The term of the Senior Debt Facility is 6 years and the term of the Mezzanine Facility is 12 years and 8 months. The calculation of the estimated finance costs assumes that the Senior Debt Facility and the Mezzanine facility were drawn down on November 1, 2011 and carried forward through the year ended October 31, 2012 in accordance with the loan repayment schedules.

Pro forma finance costs are analyzed as follows:

Pro forma interest expense	$2,723,656
Pro forma amortization of original issue discount	$494,275
Pro forma amortization of deferred finance costs	$258,395
Total	$3,476,326

A change of 0.125% (12.5 basis points) in the estimated interest rate, will cause pro forma finance costs under the Senior Debt Facility to change by $46,617 for the year ended October 31, 2012.

The calculation of the Pro forma finance costs does not include any interest charge with respect to the Working Capital Facility, as it is assumed that this facility was drawn down on November 1, 2011 and was fully repaid on the same date through the issuance of 594,059 Put Shares to Mezzanine Financing.

This pro forma adjustment has been performed on the basis that the Purchase Consideration was negotiated based on the assumption that Assetplus would own a total of four vessels, including time charters, and would be obligated to repay the related indebtedness according to its existing repayment terms.”

4. Footnote (4) of “Note 5— Unaudited Condensed Consolidated Pro Forma Statement of Operations Adjustments” to the Unaudited Condensed Consolidated Pro Forma financials beginning on page 154 of the Offer to Purchase is herby amended and restated as follows:

“(4) Reflects the amortization expense of the intangible assets acquired, attributable to the fair value of the 4 time charters which will be served by the 2 PSVs and the 2 OSRVs, the acquisition of which is part of the Acquisition transaction. The fair value of these 4 time charters amounts to $3,812,616 and is amortized on a straight line basis, over a period of four years, representing the Lease Term as defined in the historical financial statement of Assetplus for the period August 10, 2012 to September 30, 2012, as management of Assetplus and management of Nautilus consider the likelihood that the Charterer, early terminates the time charter after the passage of 365 days, providing a 45 days- notice, to not be probable.  This pro forma adjustment does not account for any amortization expense with respect to the fair value of the 2 OSRV time charters for which Assetplus has not secured any vessels. The value of this time charters amounts to $1,170,024 and is included under intangible assets in the pro forma balance sheets. The accounting treatment of these 2 OSRV time charters will be determined at a later stage, depending whether an extension is provided by the Charterer for the delivery of the vessels and Assetplus secures vessels to serve these 2 OSRV time charters, The Estimated Acquisition Consideration Allocation presented in Note 3, does not include any pro forma fair value adjustment for these time charters. The fair value of these 6 time charters has already been recognized in the historical financial statements of Assetplus at the fair value of the incentive rights issued to the Non-Controlling Shareholder of Assetplus, Vega Resource Group AS, upon the incorporation of Assetplus as compensation for the contribution of these time charters. The management of Nautilus considers that no events have occurred subsequent to the initial recognition of these time charters which indicate that their current fair value is different than the one initially attributed to these time charters.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
President

Date:  February 11, 2013